SCHEDULE 13G

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No....)

                      Paradise Music & Entertainment, Inc.
 ................................................................................
                                (Name of Issuer)



                           Common Stock par value $.01
 ................................................................................
                         (Title of Class of Securities)



                                    699071106
 ................................................................................
                                 (CUSIP Number)



                                  June 28, 2000
 ................................................................................
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [x] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:                 699071106
 ................................................................................

1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
                   (entities only): Renessence Ventures bv io
 ................................................................................

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                   X
     (b)
 ................................................................................

3)   SEC Use Only:
 ................................................................................

4)   Citizenship or Place of Organization:   The Netherlands
 ................................................................................

    Number
      of          (5) Sole Voting Power:                      0
    Shares
    Bene-
     ficially     (6) Shared Voting Power:                    1,605,422*
    Owned by
      Each
    Report-       (7) Sole Dispositive Power:                 0
       ing
    Person
     With         (8) Shared Dispositive Power:               1,605,422*
 ................................................................................

9)   Aggregate Amount Beneficially Owned by Each Reporting Person:   1,605,422*
 ................................................................................

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions):  Not Applicable
 ................................................................................

11)  Percent of Class Represented by Amount in Row 9:                  16.667%*
 ................................................................................

12) Type of Reporting Person (See Instructions):      CO
 ................................................................................

--------
     *This Schedule 13G is being filed by Nina Brink, Eric Tolsma, Rob van der Linden and Renessence Ventures bv io, a Dutch limited liability company ("Renessence"), to report the acquisition directly from Paradise Music & Entertainment, Inc. (the "Issuer") of beneficial ownership of 1,605,422 shares (the "Shares") of common stock of the Issuer. Renessence was formed by Ms. Brink and Messrs. Tolsma and van der Linden to hold the Shares. The computation of the percentage of the Issuer's common stock represented by the Shares is based on the number of shares of common stock represented by the Issuer to the Reporting Persons as being issued and outstanding on June 22, 2000, plus the number of Shares acquired by the Reporting Persons.

CUSIP No.:                 699071106
 ................................................................................

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):
                                   Nina Brink
 ................................................................................

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                   X
     (b)
 ................................................................................

3)   SEC Use Only:
 ................................................................................

4)   Citizenship or Place of Organization:   The Netherlands
 ................................................................................

    Number
      of          (5) Sole Voting Power:             0
     Shares
    Bene-
      ficially    (6) Shared Voting Power:           1,605,422*
    Owned by
      Each
    Report-       (7) Sole Dispositive Power:        0
       ing
    Person
     With         (8) Shared Dispositive Power:      1,605,422*
 ................................................................................

9)   Aggregate Amount Beneficially Owned by Each Reporting Person:  1,605,422*
 ................................................................................

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions):        Not Applicable
 ................................................................................

11)  Percent of Class Represented by Amount in Row 9: 16.667%*
 ................................................................................

12)  Type of Reporting Person (See Instructions):      IN
 ................................................................................

--------
     *This Schedule 13G is being filed by Nina Brink, Eric Tolsma, Rob van der Linden and Renessence Ventures bv io, a Dutch limited liability company ("Renessence"), to report the acquisition directly from Paradise Music & Entertainment, Inc. (the "Issuer") of beneficial ownership of 1,605,422 shares (the "Shares") of common stock of the Issuer. Renessence was formed by Ms. Brink and Messrs. Tolsma and van der Linden to hold the Shares. The computation of the percentage of the Issuer's common stock represented by the Shares is based on the number of shares of common stock represented by the Issuer to the Reporting Persons as being issued and outstanding on June 22, 2000, plus the number of Shares acquired by the Reporting Persons.

CUSIP No.:                 699071106
 ................................................................................

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):
                                   Eric Tolsma
 ................................................................................

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                   X
     (b)
 ................................................................................

3)   SEC Use Only:
 ................................................................................

4)   Citizenship or Place of Organization:   The Netherlands
 ................................................................................

    Number
      of          (5) Sole Voting Power:             0
     Shares
    Bene-
     ficially     (6) Shared Voting Power:           1,605,422*
    Owned by
      Each
    Report-       (7) Sole Dispositive Power:        0
      ing
    Person
     With         (8) Shared Dispositive Power:      1,605,422*
 ................................................................................

9)   Aggregate Amount Beneficially Owned by Each Reporting Person:   1,605,422*
 ................................................................................

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions):        Not Applicable
 ................................................................................

11)  Percent of Class Represented by Amount in Row 9:                  16.667%*
 ................................................................................

12) Type of Reporting Person (See Instructions):      IN
 ................................................................................

--------
     *This Schedule 13G is being filed by Nina Brink, Eric Tolsma, Rob van der Linden and Renessence Ventures bv io, a Dutch limited liability company ("Renessence"), to report the acquisition directly from Paradise Music & Entertainment, Inc. (the "Issuer") of beneficial ownership of 1,605,422 shares (the "Shares") of common stock of the Issuer. Renessence was formed by Ms. Brink and Messrs. Tolsma and van der Linden to hold the Shares. The computation of the percentage of the Issuer's common stock represented by the Shares is based on the number of shares of common stock represented by the Issuer to the Reporting Persons as being issued and outstanding on June 22, 2000, plus the number of Shares acquired by the Reporting Persons.

CUSIP No.:                 699071106
 ................................................................................

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):
                               Rob van der Linden
 ................................................................................

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                   X
     (b)
 ................................................................................

3)   SEC Use Only:
 ................................................................................

4)   Citizenship or Place of Organization:    The Netherlands
 ................................................................................

    Number
      of          (5) Sole Voting Power:             0
    Shares
    Bene-
     ficially     (6) Shared Voting Power:           1,605,422*
    Owned by
      Each
    Report-       (7) Sole Dispositive Power:        0
       ing
    Person
      With        (8) Shared Dispositive Power:      1,605,422*
 ................................................................................

9)   Aggregate Amount Beneficially Owned by Each Reporting Person:  1,605,422*
 ................................................................................

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions):        Not Applicable
 ................................................................................

11)  Percent of Class Represented by Amount in Row 9:                 16.667%*
 ................................................................................

12)  Type of Reporting Person (See Instructions):      IN
 ................................................................................

--------
     *This Schedule 13G is being filed by Nina Brink, Eric Tolsma, Rob van der Linden and Renessence Ventures bv io, a Dutch limited liability company ("Renessence"), to report the acquisition directly from Paradise Music & Entertainment, Inc. (the "Issuer") of beneficial ownership of 1,605,422 shares (the "Shares") of common stock of the Issuer. Renessence was formed by Ms. Brink and Messrs. Tolsma and van der Linden to hold the Shares. The computation of the percentage of the Issuer's common stock represented by the Shares is based on the number of shares of common stock represented by the Issuer to the Reporting Persons as being issued and outstanding on June 22, 2000, plus the number of Shares acquired by the Reporting Persons.

     ITEM 1(A) NAME OF ISSUER:   Paradise Music & Entertainment, Inc.
 ................................................................................


     ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
     53 West 23rd Street, New York, NY  10010
 ................................................................................


     ITEM 2(A) NAME OF PERSON FILING:
     Renessence Ventures bv io, Nina Brink, Eric Tolsma, Rob van der Linden
 ................................................................................


     ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Renessence Ventures bv io:                  Ebenezer Howardpark 34
                                                        1326EB Almere
                                                        The Netherlands


            Nina Brink:                                 Charles House
                                                        18b Charles Street
                                                        London, W1X 7HB, UK


            Eric Tolsma:                                Charles House
                                                        18b Charles Street
                                                        London, W1X 7HB, UK


            Rob van der Linden:                         Charles House
                                                        18b Charles Street
                                                        London, W1X 7HB, UK


 ................................................................................

     ITEM 2(C) CITIZENSHIP:

                  Renessence Ventures bv io:                  The Netherlands

                  Nina Brink:                                 The Netherlands

                  Eric Tolsma:                                The Netherlands

                  Rob van der Linden:                         The Netherlands
 ................................................................................


     ITEM 2(D) TITLE OF CLASS OF SECURITIES: Common Stock par value $.01 per share
 ................................................................................


     ITEM 2(E) CUSIP NUMBER:  699071106
 ................................................................................


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR
               240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ] An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:              1,605,422

     (b) Percent of class:                       16.667% (see inside cover page)

     (c) Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote:                 0
         (ii) Shared power to vote or to direct the vote:              1,605,422
         (iii) Sole power to dispose or to direct the disposition of:  0
         (iv) Shared power to dispose or to direct the disposition of: 1,605,422


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following [ ].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not Applicable


ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
               SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

               Not Applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         The members of the group are Renessence Ventures bv io, Nina Brink, Eric Tolsma and Rob van der Linden (see inside front cover).

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable


ITEM 10. CERTIFICATIONS

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.



JUNE 29, 2000                              Renessence Ventures bv io
-------------
Date

                                           By:      /s/ ERIC TOLSMA
                                              ---------------------------------
                                                    Name:  Eric Tolsma
                                                    Title: Managing Director ft

                                    EXHIBIT I
                          AGREEMENT AS TO JOINT FILING


                                    AGREEMENT



     Each of Nina Brink, Eric Tolsma, Rob van der Linden, and Renessence Ventures bv io ("Renessence") hereby acknowledges and agrees that the Schedule 13G being filed by Renessence with respect to their acquisition of beneficial ownership of the common stock par value $.01 per share of Paradise Music & Entertainment, Inc., a Delaware corporation, is being filed on behalf of each of them. This Agreement may be signed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement.

June 28, 2000                       Renessence Ventures bv io


                                    By:__/s/ Eric Tolsma_______________________
                                       Name: Eric Tolsma
                                       Title:   Managing Director ft


                                    ___/s/ Nina Brink__________________________
                                       Nina Brink


                                    ___/s/ Eric Tolsma_________________________
                                       Eric Tolsma


                                    ___/s/ Rob van der Linden__________________
                                       Rob van der Linden